Exhibit 99.1

Mamma.com Enters Mobile Market with Revolutionary New Technology

- Users can now search and access all their files, emails, music and videos stored on their

PC from virtually anywhere using their mobile phone -

Montreal, Canada, May 1, 2007 Mamma.com Inc., (the “Company”), (NASDAQ: MAMA), a leader in Internet search technology and online advertising announces that it has entered the rapidly growing mobile market by introducing an add-on for their Copernic Desktop Search (CDS) product targeted to mobile phone users. This new plug-in will enable CDS users to search and access their own emails, files, music, pictures, videos and other content remotely via any mobile device, such as cellular phone, PDA, etc. These innovations further expand the appeal of the Company’s products for private-label customers and end-users.

“We are very proud of this new technology as it supports our continued efforts in providing very innovative products. From a users perspective, the ability to search and access all their digital media and files stored on their PC, anywhere, anytime, regardless of the size of their mobile device memory and without synching in advance, is a new and exciting concept that presents a wealth of possibilities”, said Martin Bouchard, President & CEO of the Company. “According to the Semiconductor Industry Association, 1 billion mobile phones were sold in 2006 and 2007 and numbers are expected to grow by 10 to 15%. Entering the mobile market represents an important strategic move that clearly supports our commitment of consistently delivering powerful and ground-breaking products.”

Mobile Plug-in for Copernic Desktop Search

The Mobile Plug-in is an add-on to the award-winning Copernic Desktop Search software. It is easily installed and no special configuration is required from the user. Once installed, the plug-in allows users to securely search and access their computer’s content from virtually any mobile device (cell phone, PDA, etc.). Providing access to various types of content such as files, emails, music and pictures stored on a PC, the product was designed with the mobile devices’ usability and bandwidth particularities in mind. The user interface is lightweight and very friendly. Using advanced technologies, the product seamlessly adapts the content of documents for quick and easy viewing on mobile devices. For example, a PDF document stored on the PC would be automatically converted on the fly and be displayed on the phone without having to install anything.

The beta version of the Mobile Plug-in is now available to a limited number of testers. It requires a mobile phone with Web browsing features and a PC with a broadband Internet connection. More information can be found at: http://www.copernic.com/mobile/

About Mamma.com Inc.

Mamma.com Inc. is a leading provider of award winning search technology for both the Web and desktop space, delivered through its properties, www.mamma.com and www.copernic.com respectively. The Company is also a top provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its large publisher network.

Mamma.com – The Mother of All Search Engines® – (www.mamma.com) is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet.

Through its award winning Copernic Desktop Search product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine right to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors’ Choice Award as well as the PC World World Class award in 2005. In 2007 PC Pro, UK’s most respected IT magazine for professionals and Micro Hebdo, one of France’s most read IT magazine, have selected Copernic Desktop Search 2.0 as the top desktop search tool.

More information can be found at corporate.mamma.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Christine Papademetriou

Director of Marketing

Mamma.com Inc.

christine@mamma.com

514-908-4325